APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Robo Esso is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Robo Esso is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

THE COMPANY MIGHT NEED MORE CAPITAL

Robo Esso might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Robo Esso is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Robo Esso needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Robo Esso to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Robo Esso operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

Robo Esso is a newly established entity and has no history for prospective investors to consider.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Robo Esso and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Robo Esso is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and

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State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT ROBO ESSO

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Robo Esso's financial performance or ability to continue to operate. In the event Robo Esso ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

UNINSURED LOSSES

Although Robo Esso will carry some insurance, Robo Esso may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Robo Esso could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Robo Esso's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE
NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Robo Esso or management), which is responsible for monitoring Robo Esso's compliance with the law. Robo Esso will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if

Robo Esso is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Robo Esso fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Robo Esso, and the revenue of Robo Esso can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Robo Esso to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.